FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Suppl.Prospcts dated 01 May 2020
Exhibit No. 2	Publication of Supplementary Prospectus dated 05 May 2020
Exhibit No. 3	Director/PDMR Shareholding dated 14 May 2020
Exhibit No. 4	Additional Listing dated 21 May 2020
Exhibit No. 5	Total Voting Rights dated 29 May 2020
Exhibit No. 6	Director/PDMR Shareholding dated 29 May 2020

Exhibit No. 1

The Royal Bank of Scotland Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 1 May 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7169L_1-2020-5-1.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

The Royal Bank of Scotland Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 5 May 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0217M_1-2020-5-5.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 3

14 May 2020
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 13 May 2020, as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 30 June 2020, unless otherwise indicated below, and have been calculated using a share price of £1.111.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	56,241	26,473	29,768
Helen Cook	Chief HR Officer	27,558	12,972	14,586
Bruce Fletcher	Chief Risk Officer, RBS Group	67,489	31,768	35,721
Peter Flavel	CEO, Private Banking	50,649	23,841	26,808
Les Matheson	CEO, Personal Banking	67,489	32,444	35,045
Andrew McLaughlin1	CEO, RBS International	33,745	-	33,745
Simon McNamara	Chief Administrative Officer	73,113	35,147	37,966
Katie Murray2	Chief Financial Officer	337,443	158,837	178,606
Alison Rose3	Chief Executive Officer	269,955	127,070	142,885
John Paul Thwaite	CEO, Commercial Banking	50,617	23,826	26,791
1. The FSA was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.
2. Katie Murray's FSA represents payment for the period from 1 January 2020 to 30 June 2020.
3. Alison Rose's FSA represents payment for the period from 1 January 2020 to 8 April 2020. Alison Rose has waived her entitlement to 25% of her total fixed pay for the period 9 April 2020 to 31 December 2020 and this is being effected through a reduction in the number of shares she receives by way of FSA.

The above transactions took place on the London Stock Exchange (XLON).  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.065.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 4

21 May 2020
The Royal Bank of Scotland Group plc

Additional Listing

The Royal Bank of Scotland Group plc (the Company) announces that application has been made to the Financial Conduct Authority and to the London Stock Exchange for a block listing of 45,000,000 (forty five million) ordinary shares of £1 each to be admitted to the premium listing segment of the Official List and for admission to trading on the main market of the London Stock Exchange, respectively. Admission of the shares is expected to take place on 26 May 2020.

The shares will be allotted pursuant to the Company's obligations under the following share plan:

●
45,000,000 (forty five million) ordinary shares of £1 each in respect of the RBS 2014 Employee Share Plan.

Participants in this employee share plan have or will become entitled to new shares following the vesting of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 5

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 May 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 29 May 2020

Ordinary shares of £1	12,093,922,200	4	48,375,688,800
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,822,200		48,379,288,800

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

29 May 2020

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 29 May 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 May 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	124	£1.202

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Date: 29 May 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary